SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                               Delta Apparel, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)



                                   247368 10 3
                                 (CUSIP Number)


  Micco Corporation, Post Office Box 6721, Greenville, SC 29606 (864) 271-7171
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                  June 30, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
______.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D


CUSIP No.     247368 10 3                                                                 Page     2     of      8     Pages


          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)


          Micco Corporation
1         EIN: 57-0551217
--------- --------------------------------------------------------------------------------------------------------------------------





          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a) _____
   2      (See Instructions)                                                                                             (b) _____
--------- --------------------------------------------------------------------------------------------------------------------------



   3      SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*

          OO      See Note 1 in response to Item 5
--------- --------------------------------------------------------------------------------------------------------------------------



   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           _____
--------- --------------------------------------------------------------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION

   6        US
---------------------------- ------- -----------------------------------------------------------------------------------------------

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING                            SOLE VOTING POWER
PERSON
                             7       124,063
---------------------------- ------- -----------------------------------------------------------------------------------------------

                                     SHARED VOTING POWER

                             8       0
---------------------------- ------- -----------------------------------------------------------------------------------------------

                                     SOLE DISPOSITIVE POWER

                             9       124,063
---------------------------- ------- -----------------------------------------------------------------------------------------------

                                     SHARED DISPOSITIVE POWER

                               10    0
--------- --------------------------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          124,063
--------- --------------------------------------------------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            _____
          (See Instructions)

--------- --------------------------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.3%
--------- --------------------------------------------------------------------------------------------------------------------------

          TYPE OF REPORTING PERSON*

14        CO
--------- --------------------------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER
----------------------------

         a.       Title and class of equity securities:

                           Common Stock

         b.       Name and address of principal executive offices of Issuer:

                           Delta Apparel, Inc.
                           3355 Breckinridge Blvd., Suite 100
                           Duluth, GA  30096

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

         a.       Name of filing person:

                           Micco Corporation

         b.       Address:

                           Post Office Box 6721
                           Greenville, SC 29606

         c.       Principal business:

                           Investments

          d. During the last five years, neither Micco Corporation nor any of its officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          e. During the last five years, neither Micco Corporation nor any of its officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f.       Organization:

                      Organized under the laws of the State of South Carolina

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

     The shares of common stock of Delta Apparel, Inc. (the "Issuer") reported in this Schedule 13D were distributed on June 30, 2000 to Micco Corporation (the "Reporting Person") and its officers and directors pursuant to the distribution of all shares of the Issuer's common stock (the "Shares") by Delta Woodside Industries, Inc. ("Delta Woodside") to the stockholders of Delta Woodside, including the Reporting Person and its officers and directors. This distribution is more fully described in the Form 10/A, Amendment No. 4, filed with the Securities and Exchange Commission by the Issuer on June 8, 2000.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

     At this time, each of Micco Corporation and its officers and directors hold its, his or her Shares primarily for investment and has no plan or proposal which would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     e. Any material change in the present capitalization or dividend policy of the Issuer;
     f. Any other material change in the Issuer's business or corporate structure;
     g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     j. Any action similar to any of these enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

          a.   Aggregate   number  and   percentage   of  class  of   securities
               beneficially owned by the filing person:

                  Number of Shares                            Percentage

                        124,063                                   5.3%

         b.       Number of Shares as to which there is:

                  (i)      Sole power to vote or to direct the vote:

                           124,063

                  (ii)     Shared power to vote or to direct the vote:

                           0

                  (iii)    Sole power to dispose or direct the disposition:

                           124,063

                  (iv)     Shared power to dispose or direct the disposition:

                           0

                  (v)      Parties with whom stock powers are shared:

                           None

INFORMATION  WITH  RESPECT  TO  EXECUTIVE   OFFICERS  AND  DIRECTORS  OF  FILING
CORPORATION:

BUCK A. MICKEL:

          a.   Aggregate   number  and   percentage   of  class  of   securities
               beneficially owned by the filing person:

                  Number of Shares                            Percentage

                        158,742                                   6.8%

     Mr. Mickel owns 34,392 shares of Issuer common stock directly and 287 shares of Issuer common stock as custodian for a minor child. In addition, Mr. Mickel owns one-fourth of the outstanding shares and is an officer and director of Micco Corporation, holder of 124,063 shares of common stock. Mr. Mickel disclaims ownership of three-fourths of the shares beneficially owned by Micco Corporation.

         b.       Number of Shares as to which there is:

                  (i)      Sole power to vote or to direct the vote:

                           34,679 (see note above)

                  (ii)     Shared power to vote or to direct the vote:

                           124,063 (see note above)

                  (iii)    Sole power to dispose or direct the disposition:

                           34,679 (see note above)

                  (iv)     Shared power to dispose or direct the disposition:

                           124,063 (see note above)

                  (v)      Parties with whom stock powers are shared:

     The power to vote and to direct the disposition of 124,063 shares of common stock of the Issuer is shared with other executive officers and directors of Micco Corporation.

CHARLES C. MICKEL:

          a.   Aggregate   number  and   percentage   of  class  of   securities
               beneficially owned by the filing person:

                  Number of Shares                            Percentage

                        149,694*                                 6.4%

     * Mr. Mickel owns 25,621 shares of common stock of the Issuer directly or as custodian for his minor children. In addition, Mr. Mickel owns one-fourth of the outstanding shares and is a director and executive officer of Micco Corporation, which beneficially owns 124,063 shares of common stock of the Issuer. Mr. Mickel disclaims beneficial ownership of three-fourths of the shares of common stock beneficially owned by Micco Corporation. The figure shown above also includes 10 shares of common stock of the Issuer owned by Mr. Mickel's wife, as to which Mr. Mickel disclaims beneficial ownership.

         b.       Number of Shares as to which there is:

                  (i)      Sole power to vote or to direct the vote:

                           25,621

                  (ii)     Shared power to vote or to direct the vote:

                           124,073

                  (iii)    Sole power to dispose or direct the disposition:

                           25,621
                  (iv)     Shared power to dispose or direct the disposition:

                           124,073

                  (v)      Parties with whom stock powers are shared:

     The power to vote and to direct the disposition of 124,063 shares of common stock of the Issuer is shared with other executive officers and directors of Micco Corporation. In addition, Mr. Mickel may be deemed to share the power to vote and direct the disposition of 10 shares of common stock of the Issuer owned by his spouse, Rachelle Mickel. Information with respect to Mrs. Mickel is set forth below.

                                 Rachelle Mickel

     Mr. Mickel may be deemed to share the power to vote and direct the disposition of 10 shares of common stock of the Issuer owned by his spouse, Rachelle Mickel. Information with respect to Mrs. Mickel is set forth below:

                           a.       Name: Rachelle Mickel

                           b.       Resident Address:
                                    714 Crescent Avenue
                                    Greenville, SC 29601

                           c.       Occupation: Homemaker
                                    Resident Address:
                                    714 Crescent Avenue
                                    Greenville, SC 29601

MINOR M. SHAW:

          a.   Aggregate   number  and   percentage   of  class  of   securities
               beneficially owned by the filing person:

                  Number of Shares                            Percentage

                      152,008                                   6.5%

     Mrs. Shaw owns 26,223 shares of Issuer common stock directly. She also owns 274 shares as custodian for her children. In addition, Mrs. Shaw owns one-fourth of the outstanding shares and is an officer and director of Micco Corporation, holder of 124,063 shares of common stock. Mrs. Shaw disclaims beneficial ownership of three-fourths of the shares of common stock beneficially owned by Micco Corporation. The figure shown above also includes 1,448 shares beneficially owned by Mrs. Shaw's husband through an individual retirement account or as custodian for their children. Mrs. Shaw disclaims beneficial ownership of the shares held by her husband.

         b.       Number of Shares as to which there is:

                  (i)      Sole power to vote or to direct the vote:

                           26,223 (see note above)

                  (ii)     Shared power to vote or to direct the vote:

                           125,785 (see note above)

                  (iii)    Sole power to dispose or direct the disposition:

                           26,223 (see note above)
                  (iv)     Shared power to dispose or direct the disposition:

                           125,785 (see note above)

                  (v)      Parties with whom stock powers are shared:

     Mrs.  Shaw  is  an  officer,   director  and  one-fourth   owner  of  Micco
Corporation, holder of 124,063 shares of Issuer common stock. Mrs. Shaw disclaims ownership of three-fourths of the shares owned by Micco Corporation. In addition, Mrs. Shaw may be deemed to share the power to vote and direct the disposition of 1,448 shares of common stock beneficially owned by Mrs. Shaw's husband through an individual retirement account or as custodian for their children. Information with respect to Dr. Shaw is set forth below:

                                   HAROLD SHAW

                           a.       Name: Harold Shaw

                           b.       Occupation: Ophthalmologist
                                    Business  Address:
                                    Cross Creek Medical Park
                                    20-A Medical Ridge Drive
                                    Greenville, SC 29605

MINOR H. MICKEL:

               a. Aggregate number and percentage of class of securities beneficially owned by the filing person:

                  Number of Shares                            Percentage

                      157,804*                                    6.8%

     * Mrs. Mickel owns 33,741 shares of the Issuer's common stock directly. In addition, Mrs. Mickel owns one-fourth of the outstanding shares and is an officer and director of Micco Corporation, holder of 124,063 shares of common stock. Mrs. Mickel disclaims ownership of three-fourths of the shares owned by Micco Corporation.

         b.       Number of Shares as to which there is:

                  (i)      Sole power to vote or to direct the vote:

                           33,741

                  (ii)     Shared power to vote or to direct the vote:

                           124,063

                  (iii)    Sole power to dispose or direct the disposition:

                           33,741

                  (iv)     Shared power to dispose or direct the disposition:

                           124,063

                  (v)      Parties with whom stock powers are shared:

     Mrs. Mickel is an officer, director and one-fourth owner of Micco Corporation, holder of 124,063 shares of Issuer Common Stock. Mrs. Mickel disclaims beneficial ownership of three-fourths of the shares owned by Micco Corporation.

               c. Description of transactions in the class of securities effected during the past sixty days:

     None, other that the receipt of the shares as described in response to Item 3.

               d. Statement regarding right of any other person to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities:

     On April 30, 1999, Micco Corporation pledged 170,000 shares of common stock of Delta Woodside to First Union National Bank as security for a line of credit in the amount of $500,000. Additionally, on December 15, 1999, Micco Corporation pledged an additional 279,234 shares of common stock of Delta Woodside as security for the same line of credit. The bank has also accepted 44,923 shares of the Issuer's common stock received by Micco Corporation in the transaction described in the response to Item 3 above as collateral for this pledge. Under certain circumstances, the number of shares pledged by Micco Corporation may be changed. The consent of First Union National Bank must be obtained in order for Micco Corporation to dispose of the shares or to pledge such shares to any other entity. Pursuant to Rule 13d-3(d)(3), the bank is not to be treated as beneficially owning any of the shares of common stock beneficially owned by Micco Corporation.

               e. Statement regarding the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

                  Not applicable.

ITEM 6.
-------

Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer:

     Other than the relationships described in response to Item 5 above (which description is incorporated herein by reference) there are there are no contracts, arrangements, understandings or relationships (legal or otherwise) by any person or entity described in response to Item 2 with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.
-------

     Material to be Filed as Exhibits:


1. Security Agreement dated April 30, 1999 between Micco Corporation and First Union National Bank.

2. Letter Agreement dated November 22, 1999 between Micco Corporation, RSI Holdings, Inc. and First Union National Bank.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 10, 2000

                                           Micco Corporation


                                           By:  /s/ Charles C. Mickel
                                               ----------------------------
                                                Vice President